SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A.
CNPJ n° 02.558.132/0001-69
a publicly-held company

AND

Telesp Celular Participações S.A.
CNPJ n° 02.558.074/0001-73
a publicly-held company

Relevant Fact

Tele Centro Oeste Celular Participações S.A. (“TCO”) and Telesp Celular Participações S.A. (“TCP” and, collectively with TCO, the “Companies”) hereby provide the following information with respect to the merger of shares of TCO into TCP for the conversion of TCO into TCP's wholly-owned subsidiary (“Merger of Shares”):

At a meeting held on December 26, 2003, the Brazilian Securities and Exchange Commission - CVM opined to the effect that the Merger of Shares “violates applicable laws”.

After having reviewed the decision of CVM, the Companies continue to understand that the transaction was structured, disclosed and is proposed to the shareholders in compliance with the applicable laws, in addition to awarding an equal treatment to the shareholders concerned. For this reason, the managements of both Companies will review the situation in order to issue a recommendation to their shareholders as to the Merger of Shares. Until such time, the Companies have decided to suspend the shareholders' meetings scheduled for January 7, 2004.

São Paulo, December 29, 2003.

Telesp Celular Participações S.A.	Tele Centro Oeste Celular Participações S.A.
Fernando Abella	Luis André Carpintero Blanco
Finance and Investors Relations Officer	Finance and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.